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Via Edgar

March 10, 2026

Division of Corporation Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549

Attention: Eric McPhee and Wilson Lee

Re:	OneConstruction Group Ltd (the “Company”) Form 20-F for the Fiscal Year Ended March 31, 2025 File No. 001-42457

Ladies and Gentleman:

This letter sets forth the Company’s responses to the comments contained in the letter dated February 12, 2026 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2025, filed with the Commission on August 12, 2025 (the “Form 20-F”). The Staff’s comments are repeated below and followed by the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended March 31, 2025

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.	We note your discussion of defects liability periods on page 43. Please tell us what consideration you gave to addressing your accounting policy for defects liability periods within your revenue recognition policy.

RESPONSE: The Company respectfully advises the Staff that with respect to the defects liability period, the clients of the Company's operating subsidiary may retain up to 5% to 10% of each payment to be made to the operating subsidiary, as retention monies. The defects liability period does not represent a separate performance obligation and therefore does not impact the timing of revenue recognition. The defects liability period is merely a warranty in nature, and it is not an additional service provided to the customer. It does not increase the scope of work done in a construction project, and does not constitute a distinct service.

Revenue is recognized when the construction work services were performed over prescribed periods specified within the contract with the customer. Please see Note 2 to the consolidated financial statements in the Company’s Form 20-F.

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. Please see Note 2 to the consolidated financial statements in the Company’s Form 20-F. The Group records retention as a “Retention Receivable” under Accounts Receivable of current assets when a progress invoice is submitted, separating it from the standard accounts receivable in Note 10 to the consolidated financial statements in the Company’s Form 20-F.

Retention amounts are classified as accounts receivable because the Group has an unconditional right to consideration, as only the passage of time and the completion of the defects liability period are required for payment to become due. Upon completion of the construction project and after the defects liability period, the retentions are then released from the Retention receivable account to standard accounts receivable account. Provided that during the defects liability period, any loss considered as probable and the amount of loss considered as reasonably estimated, the retention shall be immediately released and recorded as expense in the profit or loss account in accordance with ASC 450.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Division of Corporation Finance March 10, 2026 Page 2

3. Concentration of Risks, page F-12

2.	We note that over 38% of your accounts receivable balance as of March 31, 2025, $8.9M, is due from a single customer, and that your revenues from that customer during the 12 months ended March 31, 2025 were only $1.8M. Please clarify whether any amounts due from this customer were past due as of March 31, 2025, and if these amounts have been subsequently collected. To the extent any of these amounts remain outstanding as of September 30, 2025, please tell us if you have recorded any credit loss allowance.

RESPONSE: The Company respectfully advises the Staff that the accounts receivable balance from the customer in question included amounts that were past due as of March 31, 2025. The Company has subsequently collected a significant portion of this balance.

Specifically, the aging of the gross accounts receivable of $8,888,000 from this customer as of March 31, 2025, was as follows:

Not yet past due:	$1,340,000
Past due over 180 days but within 1 year:	$3,841,000
Past due over 1 year but within 2 years:	$3,707,000
Total Gross Accounts Receivable:	$8,888,000

As of March 31, 2025, the Company had recorded an allowance for credit loss of $148,000 against this receivable, resulting in a net accounts receivable balance of $8,740,000.

Regarding subsequent collection, between March 31, 2025, and September 30, 2025, the Company collected $5,665,000 from this customer. As of September 30, 2025, the outstanding gross accounts receivable from this customer was reduced to $3,223,000. The aging of this remaining balance was as follows:

Not yet past due:	$1,340,000
Past due over 1 year but within 2 years:	$1,883,000
Total Gross Accounts Receivable:	$3,223,000

For the remaining outstanding amount as of September 30, 2025, the Company maintained an allowance for credit loss on accounts receivable of $27,000, resulting in a net accounts receivable balance of $3,196,000.

Division of Corporation Finance March 10, 2026 Page 3

Please do not hesitate to contact Sherry Li at 212-407-4939 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Ka Chun Gordon Li, General Manager

Henry Yin, Loeb & Loeb LLP